

Mail Stop 4546

August 1, 2016

VIA E-mail
Mr. John P. McLaughlin
President and Chief Executive Officer
PDL BioPharma, Inc.
932 Southwood Boulevard,
Incline Village, Nevada 89451

      Re: PDL BioPharma, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 23, 2016
                Form 8-K dated May 2, 2016
                Filed May 4, 2016
                File No. 000-19756

Dear Mr. McLaughlin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates – Royalty Rights, at Fair Value, page 30

1. You disclose that your royalty rights assets are classified as Level 3 assets as your valuation estimates utilize significant unobservable inputs, including estimates as to the probability and timing of future sales of the related products and discount rates applied to each cash flow in the asset. It also appears based on your disclosure in Note 4 that the valuation of certain royalty rights incorporates estimates of the probability and timing of future commercialization for products not yet approved by the FDA or other regulatory agencies. Given the uncertainties associated with these cash flow estimates and the

significant judgment involved, please tell us what consideration you gave to the disclosure guidance concerning Critical Accounting Estimates contained in the December 2003 MD&A Interpretive Release (Release No. 34-48960). In addition, please tell us the purpose of the third paragraph herein as it does not appear that the content of that paragraph relates to Royalty Rights, at Fair Value.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Principles of Consolidation, page 66

2. We note your variable interest in three variable interest entities (VIEs) – Depomed (Depo DR Sub), AcelRx (ARPI LLC), and kaleo (Accel 300). Please tell us your consideration of disclosing your accounting policy for evaluating your interests in VIEs, and to the extent you hold significant variable interests in any VIEs, for providing the disclosures required by ASC 810-10-50-4, 50-12 and 50-15.

4. Fair Value Measurements, page 69

3. Your tabular disclosure on page 74, which presents the fair values of assets and liabilities not subject to fair value recognition, includes certain notes receivable that were determined to be impaired and for which the impairment analysis appears to have been based on the fair value of the underlying collateral. Given that you elected to use the practical expedient set forth in ASC 310-10-35-22, these notes receivable are subject to the disclosure requirements of ASC 820 as non-recurring fair value measurements. In addition, given that you have classified these notes receivable as Level 3 measurements, quantitative disclosures about the significant unobservable inputs is also required (see ASC 820-10-50-2bbb). Please tell us your consideration of these disclosure requirements.

4. As a related matter, it is unclear why you estimated the fair values of the Hyperion and Direct Flow Medical notes receivable using one or more discounted cash flow models as opposed to the fair value of the underlying collateral given that the collateral values were used in your impairment analysis. Please explain.

7. Notes and Other Long-Term Receivables, page 77

5. You disclose that several of your notes receivable (Wellstat Diagnostics, Hyperion and Direct Flow Medical) were considered to be impaired as of December 31, 2015 but that an impairment loss was not recognized as the fair value of the underlying collateral was determined to be in excess of the carrying value of the notes. For each of these impaired notes, please describe for us the specific collateral underlying the notes and explain how you determined the fair value of such collateral.

6. You disclose that upon the acquisition of LENSAR by Lion Buyer LLC you entered into
    an amended and restated credit agreement with Lion Buyer, under which Lion Buyer
    assumed $42 million in loans as part of the borrowings under your prior credit agreement
    with LENSAR. You also disclose that the amendment and restatement of the LENSAR
    credit agreement was accounted for as a troubled debt restructuring resulting in a loss of
    $4 million. Given that ASC 310-10-35-2 considers loans modified in a troubled debt
    restructuring to be impaired, please explain to us how impairment is measured on this
    note receivable (e.g., collateral value) and whether this was the basis for the $4 million
    loss on extinguishment that you recognized. In this regard, you note on page 36 that the
    loss on extinguishment was primarily related to a lower estimated fair value of the
    Alphaeon Class A common stock; however, it is unclear why you would consider the
    value of Alphaeon stock in your impairment analysis given that you hold a security
    interest in the assets of LENSAR LLC (subsidiary), not Alphaeon (parent). Please also
    tell us your consideration of the disclosure guidance in ASC 820 to the extent that
    impairment is measured based on the fair value of the underlying collateral.

Form 8-K filed May 4, 2016
Exhibits 99.1 and 99.3

7. It appears that your non-GAAP measures may be liquidity measures in substance as you
    disclose that your non-GAAP financial measures provide investors with information that
    offers greater insight into reconciling your earnings with the cash flows from your
    business. As such, your disclosure of non-GAAP diluted EPS may be inconsistent with
    question 102.05 of the updated Compliance and Disclosure Interpretations issued on May
    17, 2016. In addition, your non-GAAP measures precede the most directly comparable
    GAAP measures in your earnings release headlines, which is inconsistent with question
    102.10 of the updated C&DI. Please review this guidance when preparing your next
    earnings release.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:
-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
-   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filings; and
-   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

Mr. John p. McLaughlin
PDL BioPharma, Inc.
August 1, 2016
Page 4

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Angela M. Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance